UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                          SUTTER HOLDING COMPANY, INC.
                     ---------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $.0001 per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   82488Q-10-1
                               ------------------
                                 (CUSIP Number)

                                   May 3, 2005
       -------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]     Rule 13d-1(b)

        [X]     Rule 13d-1(c)

        [ ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following pages(s))

                                  SCHEDULE 13G

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1) Name of Reporting Persons
   I.R.S. Identification Nos. of above persons (entities only)

MACKENZIE PATTERSON FULLER, INC.
MPF ADVISERS, INC.
SUTTER CAPITAL MANAGEMENT, LLC
SUTTER OPPORTUNITY FUND 2, LLC
ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, LTD., L.P.
ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD., L.P.
MP INCOME FUND 16, LLC
MP INCOME FUND 19, LLC
MP VALUE FUND 6, LLC
MPF INCOME FUND 21, LLC
MPF SPECIAL FUND 8, LLC
MACKENZIE PATTERSON SPECIAL FUND 6, LLC
MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC

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2)   Check the Appropriate Box                        (a)  [ ]
     if a Member of a Group
     (See Instructions)                               (b)  [X]

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3)   SEC Use Only

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4) Citizenship or Place of Organization

   California

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Number of Shares Beneficially Owned
by Each Reporting Person with :

(5) Sole Voting Power

MACKENZIE PATTERSON FULLER, INC.
0 shares

MPF ADVISERS, INC.
4,475 shares

SUTTER CAPITAL MANAGEMENT, LLC
4,167 shares

SUTTER OPPORTUNITY FUND 2, LLC
129,631 shares

ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, LTD., L.P.
16,667 shares*

ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD., L.P.
25,000 shares*

MP INCOME FUND 16, LLC
8,333 shares*

MP INCOME FUND 19, LLC
16,667 shares*

MP VALUE FUND 6, LLC
33,333 shares*

MPF INCOME FUND 21, LLC
41,667 shares*

MPF SPECIAL FUND 8, LLC
16,667 shares*

MACKENZIE PATTERSON SPECIAL FUND 6, LLC
33,333 shares*

MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC
25,000 shares*

* Owns Series A Convertible Preferred Stock, which is convertible into the number of shares of Common Stock listed here.

(6)      Shared Voting Power
           0

(7)      Sole Dispositive Power
           Same as above in (5).

(8)      Shared Dispositive Power
           0

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9)   Aggregate Amount Beneficially Owned by Each Reporting Person

           354,940

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10)  Check if the Aggregate Amount                      [ ]
     in Row 9 Excludes Certain
     Shares (See Instructions)

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11)  Percent of Class Represented
     by Amount in Row 9                                 17.2%

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12)  Type of Reporting Person (See Instructions)

MACKENZIE PATTERSON FULLER, INC.

CO

MPF ADVISERS, INC.

CO

SUTTER CAPITAL MANAGEMENT, LLC
SUTTER OPPORTUNITY FUND 2, LLC
ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, LTD., L.P.
ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD., L.P.
MP INCOME FUND 16, LLC
MP INCOME FUND 19, LLC
MP VALUE FUND 6, LLC
MPF INCOME FUND 21, LLC
MPF SPECIAL FUND 8, LLC
MACKENZIE PATTERSON SPECIAL FUND 6, LLC
MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC

OO

Item 1.
------

         (a) and (b) The name of issuer as to whose securities this statement relates is Sutter Holding Company, Inc. (the "Issuer") a Delaware corporation. Its principal business address is 220 Montgomery St, Suite 2100, San Francisco, CA 94104.

Item 2.
-------

         (a) See (1) on cover page.

         (b-c) All of the Reporting Persons reside in, or are organized under the laws of, the State of California. The principal address of the Reporting Persons is 1640 School Street, Moraga, CA 94556.

         (d-e) The subject securities are the issuer's shares of Common Stock, Par Value $.0001 per Share (CUSIP No. 82488Q-10-1) and Series A Convertible Preferred Stock.

Item 3.
------

         (a-j) Not applicable.

Item 4.  Ownership.
------   ---------

         (a) - (c) See (5) on cover page.

         Sutter Capital Management, LLC is the manager of Sutter Opportunity Fund 2, LLC. MacKenzie Patterson Fuller, Inc. owns Sutter Capital Management and is the manager or general partner of each of the other Reporting Persons, and it has the power to direct the voting or disposition of the shares owned by the other Reporting Persons, although is not the beneficial owner of any shares. Each of the Reporting Persons disclaims beneficial ownership of the other Reporting Persons' shares pursuant to Rule 13d-4. Based upon information set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 2004, as of March 25, 2005 there were 1,844,739 Common Stock Shares issued and outstanding. The percentage of class beneficially owned by the Reporting Persons assumes the Series A Convertible Preferred Shares owned by the Reporting Persons were converted into Common Stock and the number of issued and outstanding common shares increased accordingly.

Item 5.  Ownership of Five Percent or Less of a Class.
------   --------------------------------------------

         Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.
------   ---------------------------------------------------------------

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
         Company.
------   ---------------------------------------------------------------

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.
------   ---------------------------------------------------------
          Not applicable.


Item 9.   Notice of Dissolution of Group.
------    ------------------------------
          Not applicable.


Item 10.  Certification.
-------   -------------

     By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

Date:  May 6, 2005

MACKENZIE PATTERSON FULLER, INC.
MPF ADVISERS, INC.
SUTTER CAPITAL MANAGEMENT, LLC
SUTTER OPPORTUNITY FUND 2, LLC
ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, LTD., L.P.
ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD., L.P.
MP INCOME FUND 16, LLC
MP INCOME FUND 19, LLC
MP VALUE FUND 6, LLC
MPF INCOME FUND 21, LLC
MPF SPECIAL FUND 8, LLC
MACKENZIE PATTERSON SPECIAL FUND 6, LLC
MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC

         By:   MACKENZIE PATTERSON FULLER, INC., Manager/General Partner

         By:   /s/ CHIP PATTERSON
               -------------------------------------
               Chip Patterson, Senior Vice President